SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 November 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	3rd Quarter Results

Exhibit No: 99.1

InterContinental Hotels Group PLC
Third Quarter Results to 30 September 2010

Financial results	2010	2009	% change	% change CER
Revenue	$421m	$401m	5%	6%
Operating profit	$115m	$124m	(7)%	(8)%
Total adjusted EPS	27.1¢	32.5¢	(17)%
Total basic EPS1	35.8¢	23.4¢	53%
Net debt	$801m	$1,159m
All figures are before exceptional items unless otherwise noted.  See appendices 2 and 3 for analysis of financial headlines.
Constant exchange rate comparatives shown in appendix 4.  (% CER)  = change in constant currency.
1 – total basic EPS after exceptional items.

Headlines
•	Total gross revenue² from all hotels in IHG’s system of $5.1bn, up 13% at constant currency.
•	Global constant currency third quarter RevPAR growth of 8.1%, driven by occupancy growth of 4.0 percentage points and rate growth of 1.8%.
•	7,149 rooms (51 hotels) added, 5,856 rooms (47 hotels) removed. Total system of 657,954 rooms (4,507 hotels), up 3%.
•	13,690 rooms (88 hotels) signed, taking the pipeline to 198,141 rooms (1,293 hotels).
•	Third quarter operating profit increased 14% and year to date operating profit increased 19% excluding the impact of performance based long term incentive costs.
•	Net debt of $801m, down $358m on 30 September 2009 and $291m on 31 December 2009.
² - See appendix 5 for definition

Recent trading
•	October global constant currency RevPAR growth of 8.1%; 8.0% Americas, 6.1% EMEA and 12.3% Asia Pacific.

Business Update
•
Drive revenue share: The relaunch of Holiday Inn is close to completion with 2,815 hotels operating under the new standards, 82% of the total estate.  By the end of the programme, around 750 new Holiday Inn brand family hotels will have opened, 635 underperforming hotels will have been removed and over 3,000 hotels will be operating to the new standards – a complete refresh of the global Holiday Inn estate.  The relaunched hotels are outperforming strongly - in the US, third quarter RevPAR for hotels relaunched for more than one year increased 8%, 6 percentage points higher than non-relaunched hotels.
The global roll-out of Hotel Indigo continues with 6 signings in the quarter and 20 in the year to date, including high priority markets like Bangkok and Taipei. The first Hotel Indigo in Asia opens in Shanghai later this year. The total Hotel Indigo pipeline is now 59 hotels, 13 outside the Americas.
We continue to drive up the quality of the estate.  We are on track to open around 40,000 rooms this year and have 75,000 new rooms under construction. Year to date 14,877 rooms have been removed.  Total 2010 removals are expected to be in the region of 35,000 rooms as the Holiday Inn relaunch enters its final stages.

•
Focus on efficiency:  Revenue growth and efficiency have driven year to date operating margins in the fee business² up over one percentage point.  We are on track to deliver the sustainable savings identified in 2009.  Year to date regional and central costs of $182m are in line with 2009 levels before the impact of performance based incentive costs.

Commenting on the results, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:
“The quarter saw a return to rate growth for the first time since early 2009, a clear sign that the recovery is gathering pace.  Global RevPAR was up 8.1% with Greater China RevPAR increasing 24.4% and Europe, Middle East and Africa RevPAR grew at its fastest pace for two years.
“In the Americas, where RevPAR growth in the important midscale segment started to accelerate, the sharpest improvement was seen in our Holiday Inn brand family with guests staying more and paying more at the relaunched hotels. The wider benefits of the relaunch are clear with Holiday Inn signings in the US up on 2009.
“The attractiveness of our system and brand strength is reflected in our leading 17% share of the global pipeline of new build hotels, our re-entry into the priority Hawaii market with Holiday Inn and an alliance with Las Vegas Sands Corp to bring The Venetian and Palazzo Resorts into the InterContinental system.
“While visibility is still limited, business confidence and corporate profitability remain positive and, with supply anticipated to stay below historic levels, industry trends look favourable.  With over 1,200 hotels in our development pipeline we expect to create over 160,000 new jobs in the next few years. We are focused on driving share, improving margins while investing behind growth and creating value for shareholders.  Our balance sheet is in excellent shape and we continue to generate significant cash flow.”

Americas
Revenue performance
RevPAR increased 6.7% in the third quarter, driven mainly by occupancy with rate improving by 0.8%. Revenues increased 4% to $215m; excluding the impact of the disposal of InterContinental Buckhead Atlanta revenues increased 8%.

Operating profit performance
Operating profit increased 28% from $82m to $105m.  Franchised operating profit grew 9% driven by RevPAR growth of 6.2% and rooms growth of 2.5%.  In the managed business, operating profit of $2m compares to a loss of $12m in 2009 which included a $12m charge for priority guarantee shortfalls. Owned and leased operating profit grew $1m to $4m reflecting RevPAR growth of 7.3% partly offset by the loss of profits from InterContinental Buckhead Atlanta.

EMEA
Revenue performance
RevPAR increased 9.7% in the third quarter, with rate improving by 3.1%.  Of our major markets, performance was strongest in Germany where RevPAR grew 22.2% and, despite continuing mixed trading conditions, RevPAR in the Middle East grew 5.4%.  UK RevPAR growth of 6.7%, driven by a rate increase of 3.6%, marked a strong improvement on second quarter RevPAR growth of 3.4%.  Revenues increased 4% to $105m (11% CER).

Operating profit performance
Operating profit declined by $1m to $35m (increased 3% CER).  Franchised operating profit grew 6% to $17m (13% CER) driven by a 10% increase in royalty fee revenue. Managed operating profit declined by $2m to $13m ($1m CER) due to the timing of payments under guarantees. Owned and leased operating profit grew $1m to $13m ($2m CER) driven by 13.7% RevPAR growth at InterContinental Park Lane and 8.8% growth at InterContinental Paris Le Grand.

Asia Pacific
Revenue performance
RevPAR increased 12.0% in the third quarter, with 4.1% growth in rate.  Greater China was the strongest performing region with RevPAR growth of 24.4%, boosted by the World Expo in Shanghai where RevPAR grew 88.6%.  Revenues increased 19% to $74m (16% CER).

Operating profit performance
Operating profit increased 18% to $20m (18% CER).  Franchised operating profit declined by $1m to $1m.  Managed operating profit grew 11% to $20m (6% CER) driven by 13.5% RevPAR growth and 10% rooms growth across the region.  Operating profit at owned and leased hotels increased 20% to $6m reflecting RevPAR growth of 7.5% at InterContinental Hong Kong.

Regional and central costs, interest and tax
Third quarter regional and central costs of $74m are up $35m on 2009 levels due to performance based incentive costs, including a $25m year on year impact of re-assessments of likely payments under long term incentive plans.
The interest charge for the period increased $3m to $16m as the impact of lower levels of average net debt was offset by a higher average cost of debt following the issuance of a seven year £250m bond in the fourth quarter of 2009.
Based on the position at the end of the third quarter, the tax charge has been calculated using an estimated annual tax rate of 26% (Estimated annual tax rate at Q3 2009: 19%).

Cash flow & net debt
Net debt of $801m (including the $206m finance lease on the InterContinental Boston) is down $291m on the position as at year end 2009 due to higher operating profits, improved working capital, $135m receipts including $105m from the disposal of the InterContinental Buckhead Atlanta and reduced capital expenditure of $69m.

Appendix 1: Rooms
	Americas	EMEA	Asia Pacific	Total
Openings	4,295	980	1,874	7,149
Removals	(3,462)	(1,757)	(637)	(5,856)
Net openings / (removals)	833	(777)	1,237	1,293
Signings	7,502	2,351	3,837	13,690

Appendix 2:  Third quarter financial headlines
Three months to 30 September $m	Total		Americas		EMEA		Asia Pacific		Central
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Franchised operating profit	131	122	113	104	17	16	1	2	-	-
Managed operating profit	35	21	2	(12)	13	15	20	18	-	-
Owned and leased operating profit	23	20	4	3	13	12	6	5	-	-
Regional overheads	(29)	(28)	(14)	(13)	(8)	(7)	(7)	(8)	-	-
Operating profit pre central overheads	160	135	105	82	35	36	20	17	-	-
Central overheads	(45)	(11)	-	-	-	-	-	-	(45)	(11)
Operating profit	115	124	105	82	35	36	20	17	(45)	(11)

Appendix 3:  Year to date financial headlines
Nine months to 30 September $m	Total		Americas		EMEA		Asia Pacific		Central
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Franchised operating profit	350	331	301	281	45	46	4	4	-	-
Managed operating profit	110	62	15	(21)	45	48	50	35	-	-
Owned and leased operating profit	56	45	8	7	28	22	20	16	-	-
Regional overheads	(84)	(79)	(40)	(36)	(25)	(22)	(19)	(21)	-	-
Operating profit pre central overheads	432	359	284	231	93	94	55	34	-	-
Central overheads	(98)	(56)	-	-	-	-	-	-	(98)	(56)
Operating profit	334	303	284	231	93	94	55	34	(98)	(56)

Appendix 4: Third quarter constant currency operating profit movement before exceptional items.
	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant Currency**	Actual currency*	Constant currency**
Growth	28%	27%	(3)%	3%	18%	18%	(7)%	(8)%

Exchange rates	GBP:USD	EUR: USD	* US dollar actual currency;
2010	0.65	0.77	** Translated at constant 2009 exchange rates
2009	0.61	0.70	*** After central overheads

Appendix 5: Definitions
Total gross revenue is defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG’s brands.
Operating margins in the fee business are adjusted for owned and leased hotels, individually significant liquidated damages payments, HPT guarantee payments and excludes the benefit in 2009 of non-sustainable incentive compensation cost savings.

For further information, please contact:
Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon, Giles Deards):	+44 (0) 1895 512 425	+44 (0) 1895 512 275

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

UK Q&A conference call
A conference call with Richard Solomons (Chief Financial Officer and Head of Commercial Development) will commence at 9.30am (London time) on 9 November.  There will be an opportunity to ask questions.

International dial-in:	+44 (0)20 7108 6370
UK Free Call:	0808 238 6029
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days.  To access this please dial the relevant number below and use the access number 5447.
International dial-in:	+44 (0)20 7970 4982
UK Free Call:	0800 018 2365

US Q&A conference call
There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 9 November with Richard Solomons (Chief Financial Officer and Head of Commercial Development).  There will be an opportunity to ask questions.

International dial-in	+44 (0)20 7108 6370
US Dial-in	+1 517 345 9004
US Toll Free	866 692 5726
Conference ID	HOTEL

A recording of the conference call will also be available for 7 days.  To access this please dial the relevant number below and use the access number 5458.

International dial-in	+44 (0)20 7108 6286
US Free Call	866 851 2569

Website
The full release and supplementary data will be available on our website from 7.00 am (London time) on 9 November. The web address is www.ihg.com/Q310. To watch a video of Richard Solomons reviewing our results visit our YouTube channel at www.youtube.com/ihgplc

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  IHG franchises, leases, manages or owns, through various subsidiaries, over 4,500 hotels and more than 650,000 guest rooms in 100 countries and territories around the world.  The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 52 million members worldwide.
IHG has over 1,200 hotels in its development pipeline, which we expect to create 160,000 jobs worldwide over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For the latest news from IHG, visit our online Press Office at www.ihg.com/media

Cautionary note regarding forward-looking statements
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in ‘Risk Factors’ in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the three months ended 30 September 2010

	3 months ended 30 September 2010			3 months ended 30 September 2009
	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	421	-	421	401	-	401
Cost of sales	(186)	-	(186)	(189)	-	(189)
Administrative expenses	(94)	-	(94)	(63)	(21)	(84)
Other operating income and expenses	1	27	28	3	(2)	1
	_____	____	____	_____	____	____
	142	27	169	152	(23)	129

Depreciation and amortisation	(27)	-	(27)	(28)	-	(28)
Impairment	-	-	-	-	(21)	(21)
	_____	____	____	_____	____	____

Operating profit (note 3)	115	27	142	124	(44)	80
Financial income	1	-	1	1	-	1
Financial expenses	(17)	-	(17)	(14)	-	(14)
	_____	____	____	_____	____	____

Profit before tax (note 3)	99	27	126	111	(44)	67

Tax (note 8)	(21)	(2)	(23)	(17)	18	1
	_____	____	____	_____	____	____
Profit for the period from continuing operations	78	25	103	94	(26)	68
	====	====	====	====	====	====

Attributable to:
Equity holders of the parent	78	25	103	93	(26)	67
Non-controlling interest	-	-	-	1	-	1
	_____	____	____	_____	____	____
	78	25	103	94	(26)	68
	====	====	====	====	====	====
Earnings per ordinary share (note 9)
Continuing operations:
Basic			35.8¢			23.4¢
Diluted			34.8¢			22.7¢
Adjusted	27.1¢			32.5¢
Adjusted diluted	26.4¢			31.5¢
Total operations:
Basic			35.8¢			23.4¢
Diluted			34.8¢			22.7¢
Adjusted	27.1¢			32.5¢
Adjusted diluted	26.4¢			31.5¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the nine months ended 30 September 2010

	9 months ended 30 September 2010			9 months ended 30 September 2009
	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	1,193	-	1,193	1,127	-	1,127
Cost of sales	(546)	-	(546)	(547)	-	(547)
Administrative expenses	(236)	(3)	(239)	(203)	(60)	(263)
Other operating income and expenses	5	35	40	5	(2)	3
	_____	____	____	_____	____	____
	416	32	448	382	(62)	320

Depreciation and amortisation	(82)	-	(82)	(79)	-	(79)
Impairment	-	(1)	(1)	-	(183)	(183)
	_____	____	____	_____	____	____

Operating profit (note 3)	334	31	365	303	(245)	58
Financial income	2	-	2	3	-	3
Financial expenses	(49)	-	(49)	(44)	-	(44)
	_____	____	____	_____	____	____

Profit before tax (note 3)	287	31	318	262	(245)	17

Tax (note 8)	(74)	(2)	(76)	(50)	66	16
	_____	____	____	_____	____	____
Profit for the period from continuing operations	213	29	242	212	(179)	33

Profit for the period from discontinued operations	-	2	2	-	6	6
	_____	____	____	_____	____	____
Profit for the period	213	31	244	212	(173)	39
	====	====	====	====	====	====

Attributable to:
Equity holders of the parent	213	31	244	211	(173)	38
Non-controlling interest	-	-	-	1	-	1
	_____	____	____	_____	____	____
	213	31	244	212	(173)	39
	====	====	====	====	====	====
Earnings per ordinary share (note 9)
Continuing operations:
Basic			84.0¢			11.2¢
Diluted			81.8¢			10.9¢
Adjusted	74.0¢			74.0¢
Adjusted diluted	72.0¢			71.8¢
Total operations:
Basic			84.7¢			13.3¢
Diluted			82.4¢			12.9¢
Adjusted	74.0¢			74.0¢
Adjusted diluted	72.0¢			71.8¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the three and nine months ended 30 September 2010

	2010 3 months ended 30 September $m	2009 3 months ended 30 September $m	2010 9 months ended 30 September $m	2009 9 months ended 30 September $m

Profit for the period	103	68	244	39

Other comprehensive income
Available-for-sale financial assets:
Gains on valuation	9	-	28	9
Losses reclassified to income on impairment	-	-	1	-
Cash flow hedges:
Losses arising during the period	(1)	(2)	(3)	(5)
Reclassified to financial expenses	2	2	5	9
Defined benefit pension plans:
Actuarial losses, net of related tax credit: 2010 3 months $1m, 9 months $8m (2009 3 months $2m, 9 months $1m)	(10)	(29)	(28)	(59)
Change in asset restriction on plans in surplus and liability in respect of funding commitments, net of related tax credit: 2010 3 months $13m, 9 months $13m (2009 3 months $nil, 9 months $nil)	(40)	7	(39)	21
Exchange differences on retranslation of foreign operations, net of related tax: 2010 3 months $2m charge, 9 months $1m credit (2009 3 months $nil, 9 months $nil)	40	12	(5)	24
Tax related to pension contributions	6	-	7	-
	____	____	____	____
Other comprehensive income/(loss) for the period	6	(10)	(34)	(1)
	____	____	____	____
Total comprehensive income for the period	109	58	210	38
	====	====	====	====

Attributable to:
Equity holders of the parent	108	56	209	37
Non-controlling interest	1	2	1	1
	_____	_____	_____	_____
	109	58	210	38
	=====	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the nine months ended 30 September 2010

	9 months ended 30 September 2010
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	142	(2,649)	2,656	7	156

Total comprehensive income for the period	-	25	184	1	210
Issue of ordinary shares	13	-	-	-	13
Movement in shares in employee share trusts	-	(2)	(26)	-	(28)
Equity-settled share-based cost	-	-	26	-	26
Tax related to share schemes	-	-	17	-	17
Equity dividends paid	-	-	(84)	-	(84)
Exchange and other adjustments	(2)	2	-	-	-
	____	____	____	____	____
At end of the period	153	(2,624)	2,773	8	310
	====	====	====	====	====

	9 months ended 30 September 2009
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	118	(2,748)	2,624	7	1

Total comprehensive income for the period	-	37	-	1	38
Issue of ordinary shares	7	-	-	-	7
Movement in shares in employee share trusts	-	47	(58)	-	(11)
Equity-settled share-based cost	-	-	8	-	8
Tax related to share schemes	-	-	1	-	1
Equity dividends paid	-	-	(83)	-	(83)
Exchange and other adjustments	13	(13)	-	-	-
	____	____	____	____	____
At end of the period	138	(2,677)	2,492	8	(39)
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 September 2010
	2010 30 September	2009 30 September	2009 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,708	1,851	1,836
Goodwill	88	80	82
Intangible assets	268	283	274
Investment in associates	44	46	45
Retirement benefit assets	4	9	12
Other financial assets	148	165	130
Deferred tax receivable	143	-	95
	_____	_____	_____
Total non-current assets	2,403	2,434	2,474
	_____	_____	_____
Inventories	4	4	4
Trade and other receivables	415	399	335
Current tax receivable	16	5	35
Cash and cash equivalents	51	64	40
Other financial assets	-	5	5
	_____	_____	_____
Total current assets	486	477	419
	______	______	______
Total assets (note 3)	2,889	2,911	2,893
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(29)	(24)	(106)
Trade and other payables	(746)	(714)	(675)
Provisions	(24)	-	(65)
Current tax payable	(238)	(345)	(194)
	_____	_____	_____
Total current liabilities	(1,037)	(1,083)	(1,040)
	_____	_____	_____
Loans and other borrowings	(806)	(1,199)	(1,016)
Retirement benefit obligations	(197)	(142)	(142)
Trade and other payables	(465)	(403)	(421)
Deferred tax payable	(74)	(123)	(118)
	_____	_____	_____
Total non-current liabilities	(1,542)	(1,867)	(1,697)
	_____	_____	_____
Total liabilities	(2,579)	(2,950)	(2,737)
	=====	=====	=====
Net assets/(liabilities)	310	(39)	156
	=====	=====	=====
EQUITY
Equity share capital	153	138	142
Capital redemption reserve	10	11	11
Shares held by employee share trusts	(5)	(5)	(4)
Other reserves	(2,898)	(2,901)	(2,900)
Unrealised gains and losses reserve	60	23	29
Currency translation reserve	209	195	215
Retained earnings	2,773	2,492	2,656
	______	______	______
IHG shareholders’ equity	302	(47)	149
Non-controlling interest	8	8	7
	______	______	______
Total equity	310	(39)	156
	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the nine months ended 30 September 2010

	2010 9 months ended 30 September	2009 9 months ended 30 September
	$m	$m

Profit for the period	244	39
Adjustments for:
Net financial expenses	47	41
Income tax charge/(credit)	76	(16)
Depreciation and amortisation	82	79
Exceptional operating items	(31)	245
Gain on disposal of assets, net of tax	(2)	(6)
Equity-settled share-based cost, net of payments	19	-
	_____	_____
Operating cash flow before movements in working capital	435	382
Net change in loyalty programme liability and System Funds surplus	60	64
Other changes in net working capital	(12)	(25)
Utilisation of provisions	(41)	-
Retirement benefit contributions, net of cost	(25)	(1)
Cash flows relating to exceptional operating items	(14)	(51)
	_____	_____
Cash flow from operations	403	369
Interest paid	(27)	(42)
Interest received	2	2
Tax (paid)/received on operating activities	(52)	8
	_____	_____
Net cash from operating activities	326	337
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(45)	(92)
Purchase of intangible assets	(20)	(29)
Investment in associates and other financial assets	(4)	(15)
Disposal of assets, net of costs and cash disposed of	108	21
Proceeds from associates and other financial assets	27	14
Tax received/(paid) on disposals	2	(1)
	_____	_____
Net cash from investing activities	68	(102)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	13	7
Purchase of own shares by employee share trusts	(23)	(7)
Proceeds on release of own shares by employee share trusts	-	2
Dividends paid to shareholders	(84)	(83)
Decrease in borrowings	(289)	(154)
	_____	_____
Net cash from financing activities	(383)	(235)
	_____	_____

Net movement in cash and cash equivalents in the period	11	-
Cash and cash equivalents at beginning of the period	40	82
Exchange rate effects	(10)	(18)
	_____	_____
Cash and cash equivalents at end of the period	41	64
	=====	=====
Comprising:
Cash and cash equivalents	51	64
Overdrafts included within current loans and other borrowings	(10)	-
	_____	_____
	41	64
	====	====

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and IAS 34 ‘Interim Financial Reporting’. Other than the changes listed below, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2009.

With effect from 1 January 2010, the Group has implemented IFRS 3 (Revised) ‘Business Combinations’ and IAS 27 (Revised) ‘Consolidated and Separate Financial Statements’.  The adoption of these standards has had no material impact on the financial statements and there has been no requirement to restate prior year comparatives.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2009 has been extracted from the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies, subject to a $13m reclassification from current trade and other payables to non-current trade and other payables in the Group statement of financial position.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate for the nine months ended 30 September is $1= £0.65 (2010 3 months, $1 = £0.65; 2009 9 months, $1 = £0.65; 2009 3 months, $1=£0.61). In the case of the euro, the translation rate for the nine months ended 30 September is $1 = €0.76 (2010 3 months, $1 = €0.77; 2009 9 months, $1 = €0.73; 2009 3 months, $1 = €0.70).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1=£0.63 (2009 31 December $1 = £0.62; 2009 30 September $1 = £0.62). In the case of the euro, the translation rate is $1 = €0.73 (2009 31 December $1 = €0.69; 2009 30 September $1 = €0.68).

3.	Segmental information
	Revenue
		2010	2009	2010	2009
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m

	Americas (note 4)	215	206	608	581
	EMEA (note 5)	105	101	297	287
	Asia Pacific (note 6)	74	62	211	168
	Central	27	32	77	91
		____	____	____	____
	Total revenue	421	401	1,193	1,127
		====	====	====	====

	All results relate to continuing operations.

Profit	2010 3 months ended 30 September $m	2009 3 months ended 30 September $m	2010 9 months ended 30 September $m	2009 9 months ended 30 September $m

Americas (note 4)	105	82	284	231
EMEA (note 5)	35	36	93	94
Asia Pacific (note 6)	20	17	55	34
Central	(45)	(11)	(98)	(56)
	____	____	____	____
Reportable segments’ operating profit	115	124	334	303
Exceptional operating items (note 7)	27	(44)	31	(245)
	____	____	____	____
Operating profit	142	80	365	58

Financial income	1	1	2	3
Financial expenses	(17)	(14)	(49)	(44)
	____	____	____	____
Profit before tax	126	67	318	17
	====	====	====	====

All results relate to continuing operations.

Assets	2010 30 September $m	2009 30 September $m	2009 31 December $m

Americas	950	1,049	970
EMEA	879	962	926
Asia Pacific	664	633	631
Central	186	198	196
	____	____	____
Segment assets	2,679	2,842	2,723

Unallocated assets:
Deferred tax receivable	143	-	95
Current tax receivable	16	5	35
Cash and cash equivalents	51	64	40
	____	____	____
Total assets	2,889	2,911	2,893
	====	====	====

4.	Americas
		2010	2009	2010	2009
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m
	Revenue
	Franchised	132	121	353	335
	Managed	29	27	88	82
	Owned and leased	54	58	167	164
		____	____	____	____
	Total	215	206	608	581
		====	====	====	====
	Operating profit
	Franchised	113	104	301	281
	Managed	2	(12)	15	(21)
	Owned and leased	4	3	8	7
	Regional overheads	(14)	(13)	(40)	(36)
		____	____	____	____
	Total	105	82	284	231
		====	====	====	====

	All results relate to continuing operations.

5.	EMEA
		2010	2009	2010	2009
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m
	Revenue
	Franchised	22	21	59	61
	Managed	31	28	92	87
	Owned and leased	52	52	146	139
		____	____	____	____
	Total	105	101	297	287
		====	====	====	====
	Operating profit
	Franchised	17	16	45	46
	Managed	13	15	45	48
	Owned and leased	13	12	28	22
	Regional overheads	(8)	(7)	(25)	(22)
		____	____	____	____
	Total	35	36	93	94
		====	====	====	====

	All results relate to continuing operations.

6.	Asia Pacific
		2010	2009	2010	2009
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m
	Revenue
	Franchised	3	3	9	9
	Managed	42	29	110	72
	Owned and leased	29	30	92	87
		____	____	____	____
	Total	74	62	211	168
		====	====	====	====
	Operating profit
	Franchised	1	2	4	4
	Managed	20	18	50	35
	Owned and leased	6	5	20	16
	Regional overheads	(7)	(8)	(19)	(21)
		____	____	____	____
	Total	20	17	55	34
		====	====	====	====

	All results relate to continuing operations.

7.	Exceptional items
		2010 3 months ended 30 September $m	2009 3 months ended 30 September $m	2010 9 months ended 30 September $m	2009 9 months ended 30 September $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Holiday Inn brand relaunch (a)	-	(3)	(3)	(17)
	Enhanced pensions transfer (b)	-	-	-	(21)
	Reorganisation and related costs (c)	-	(18)	-	(22)
		____	____	____	____
		-	(21)	(3)	(60)
	Other operating income and expenses:
	Gain on sale of other financial assets (d)	-	-	8	-
	Gain/(loss) on disposal of hotels (e)	27	(2)	27	(2)
		____	____	____	____
		27	(2)	35	(2)

	Impairment:
	Property, plant and equipment (f)	-	-	-	(28)
	Goodwill (g)	-	(21)	-	(78)
	Intangible assets (h)	-	-	-	(32)
	On reclassification of hotels from assets held for sale (i)	-	-	-	(45)
	Other financial assets (j)	-	-	(1)	-
		____	____	____	____
		-	(21)	(1)	(183)
		____	____	____	____
		27	(44)	31	(245)
		====	====	====	====
	Tax
	Tax on exceptional operating items	(11)	12	(11)	60
	Exceptional tax credit (k)	9	6	9	6
		____	____	____	____
		(2)	18	(2)	66
		====	====	====	====
	Discontinued operations:
	Gain on disposal of assets (l):
	Gain on disposal of hotels	-	-	-	2
	Tax credit	-	-	2	4
		____	____	____	____
		-	-	2	6
		====	====	====	====

7.	Exceptional items (continued)
These items are treated as exceptional by reason of their size or nature.
	a)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007.
b)
Related to the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension plan provider.  The exceptional item in 2009 comprises the lump sum payments ($9m), the IAS 19 settlement loss arising on the pension transfers ($11m) and the costs of the arrangement ($1m).  The payments and transfers were made in January 2009.

	c)	Primarily related to the closure of certain corporate offices together with severance costs arising from a review of the Group’s cost base.
	d)	Relates to the gain on sale of an investment in the EMEA region.
	e)	Includes a $27m gain on the sale of the InterContinental Buckhead, Atlanta on 1 July 2010.
	f)	Comprised $20m relating to a North American hotel and $8m relating to a European hotel, arising from a review of estimated recoverable amounts taking into account the prevailing economic climate.
g)
Related to the Americas managed operations, reflecting the impact of the global economic downturn and, in particular, IHG’s funding obligations under certain management contracts with one US hotel owner.

	h)	Related to the capitalised value of management contracts and arose from revisions to expected fee income. The impairment was recorded at 30 September 2009 and related to Americas managed operations.
i)
Related to the valuation adjustments required at 30 September 2009 on the reclassification to property, plant and equipment of four North American hotels no longer meeting the ‘held for sale’ criteria of IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ as sales were not considered to be highly probable within the next 12 months.  The adjustments comprised $14m of depreciation not charged whilst held for sale and $31m of further write-downs to recoverable amounts, as required by IFRS 5.

	j)	Relates to available-for-sale equity investments and arises as a result of a prolonged decline in their fair value below cost.
k)
In 2010, relates to an internal group reorganisation and comprises the recognition of deferred tax assets of $23m for capital losses and $34m for other deferred tax assets that are recognised as a consequence of the transaction.  In addition there is a current tax charge of $48m as a result of the clawback of relief for tax losses as a result of the reorganisation.   In 2009, related to the release of provisions which were exceptional by reason of their size or nature relating to tax matters which had been settled or in respect of which the relevant statutory limitation period has expired

l)
In 2010, relates to tax refunded relating to the sale of a hotel in a prior year.  In 2009, related to tax arising on disposals together with the release of provisions no longer required in respect of hotels disposed of in prior years.

8.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 7), has been calculated using an estimated effective annual tax rate of 26% (2009 19%) analysed as follows.

	2010	2010	2010	2009	2009	2009
3 months ended 30 September	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	99	(21)	21%	111	(17)	15%

Exceptional items
Continuing operations	27	(2)		(44)	18
	____	____		____	____
	126	(23)		67	1
	====	====		====	====
Analysed as:
UK tax		27			4
Foreign tax		(50)			(3)
		____			____
		(23)			1
		====			====

	2010	2010	2010	2009	2009	2009
9 months ended 30 September	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	287	(74)	26%	262	(50)	19%

Exceptional items
Continuing operations	31	(2)		(245)	66
Discontinued operations	-	2		2	4
	____	____		____	____
	318	(74)		19	20
	====	====		====	====
Analysed as:
UK tax		22			2
Foreign tax		(96)			18
		____			____
		(74)			20
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate for the nine months ended 30 September would be approximately 33% (2009 39%).  Prior year items have been treated as relating wholly to continuing operations.

9.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

3 months ended 30 September	2010	2010	2009	2009
	Continuing operations	Total	Continuing operations	Total
Basic earnings per ordinary share
Profit available for equity holders ($m)	103	103	67	67
Basic weighted average number of ordinary shares (millions)	288	288	286	286
Basic earnings per ordinary share (cents)	35.8	35.8	23.4	23.4
	====	====	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	103	103	67	67
Diluted weighted average number of ordinary shares (millions)	296	296	295	295
Diluted earnings per ordinary share (cents)	34.8	34.8	22.7	22.7
	====	====	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	103	103	67	67
Adjusting items (note 7):
Exceptional operating items ($m)	(27)	(27)	44	44
Tax ($m)	2	2	(18)	(18)
	____	____	____	____
Adjusted earnings ($m)	78	78	93	93
Basic weighted average number of ordinary shares (millions)	288	288	286	286
Adjusted earnings per ordinary share (cents)	27.1	27.1	32.5	32.5
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	296	296	295	295
Adjusted diluted earnings per ordinary share (cents)	26.4	26.4	31.5	31.5
	====	====	====	====

9.	Earnings per ordinary share (continued)
	9 months ended 30 September	2010	2010	2009	2009
		Continuing operations	Total	Continuing operations	Total
	Basic earnings per ordinary share
	Profit available for equity holders ($m)	242	244	32	38
	Basic weighted average number of ordinary shares (millions)	288	288	285	285
	Basic earnings per ordinary share (cents)	84.0	84.7	11.2	13.3
		====	====	====	====
	Diluted earnings per ordinary share
	Profit available for equity holders ($m)	242	244	32	38
	Diluted weighted average number of ordinary shares (millions)	296	296	294	294
	Diluted earnings per ordinary share (cents)	81.8	82.4	10.9	12.9
		====	====	====	====
	Adjusted earnings per ordinary share
	Profit available for equity holders ($m)	242	244	32	38
	Adjusting items (note 7):
	Exceptional operating items ($m)	(31)	(31)	245	245
	Tax ($m)	2	2	(66)	(66)
	Gain on disposal of assets, net of tax ($m)	-	(2)	-	(6)
		____	____	____	____
	Adjusted earnings ($m)	213	213	211	211
	Basic weighted average number of ordinary shares (millions)	288	288	285	285
	Adjusted earnings per ordinary share (cents)	74.0	74.0	74.0	74.0
		====	====	====	====
	Diluted weighted average number of ordinary shares (millions)	296	296	294	294
	Adjusted diluted earnings per ordinary share (cents)	72.0	72.0	71.8	71.8
		====	====	====	====

Earnings per ordinary share from discontinued operations

	2010 3 months ended 30 September cents per share	2009 3 months ended 30 September cents per share	2010 9 months ended 30 September cents per share	2009 9 months ended 30 September cents per share
Basic	-	-	0.7	2.1
Diluted	-	-	0.6	2.0
	====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2010 3 months ended 30 September millions	2009 3 months ended 30 September millions	2010 9 months ended 30 September millions	2009 9 months ended 30 September millions
Basic weighted average number of ordinary shares	288	286	288	285
Dilutive potential ordinary shares – employee share options	8	9	8	9
	____	____	____	____
	296	295	296	294
	====	====	====	====

10.	Dividends
		2010 9 months ended 30 September cents per share	2009 9 months ended 30 September cents per share	2010 9 months ended 30 September $m	2009 9 months ended 30 September $m
	Paid during the period:
	Final (declared for previous year)	29.2	29.2	84	83
		====	====	====	====
	Proposed for the period:
	Interim	12.8	12.2	37	35
		====	====	====	====

11.	Net debt
		2010 30 September	2009 30 September	2009 31 December
				restated*
		$m	$m	$m

	Cash and cash equivalents	51	64	40
	Loans and other borrowings – current	(29)	(24)	(106)
	Loans and other borrowings – non-current	(806)	(1,199)	(1,016)
	Derivatives hedging debt values*	(17)	-	(10)
		____	____	____
	Net debt	(801)	(1,159)	(1,092)
		====	====	====
	Finance lease liability included above	(206)	(204)	(204)
		====	====	====

*
With effect from 1 January 2010, net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group’s £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.  Comparatives have been restated on a consistent basis.

12.	Movement in net debt
		2010 9 months ended 30 September	2009 9 months ended 30 September	2009 12 months ended 31 December
		$m	$m	$m

	Net increase/(decrease) in cash and cash equivalents	11	-	(44)
	Add back cash flows in respect of other components of net debt:
	Issue of £250m 6% bonds	-	-	(411)
	Decrease in other borrowings	289	154	660
		____	____	____
	Decrease in net debt arising from cash flows	300	154	205

	Non-cash movements:
	Finance lease liability	(2)	(2)	(2)
	Exchange and other adjustments	(7)	(38)	(22)
		____	____	____
	Decrease in net debt	291	114	181

	Net debt at beginning of the period	(1,092)	(1,273)	(1,273)
		____	____	____
	Net debt at end of the period	(801)	(1,159)	(1,092)
		====	====	====

13.	Commitments and contingencies

At 30 September 2010, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $10m (2009 31 December $9m, 30 September $10m).

At 30 September 2010, the Group had contingent liabilities of $10m (2009 31 December $16m, 30 September $19m) mainly relating to litigation claims.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $95m (2009 31 December $106m, 30 September $205m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

Following the 2009 actuarial review of the UK Pension Plan, the Company has agreed with the Plan Trustees to make additional contributions up to a total of £100m by 31 March 2017.  The agreement includes three guaranteed additional annual contributions of £10m payable over the period 2010-2012, a 7.5% share of net proceeds from the disposal of hotels and a top-up in 2017 to the £100m total if required.  The scheme is formally valued every three years and any valuations could lead to changes in the future amounts payable.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three and nine months ended 30 September 2010 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 13.  We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors.  The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and nine months ended 30 September 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency  Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP
London
8 November 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	09 November 2010